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                                                                 Exhibit (a)(13)

               RHODIA SUCCESSFULLY COMPLETES FRIENDLY TENDER OFFER
                                 FOR CHIREX INC.

Paris, September 1, 2000. Rhodia announced today that it has successfully completed its friendly tender offer for the shares of ChiRex Inc. in the United States at a price of $31.25 per share. ChiRex is a fast-growing company providing advanced technology services to the pharmaceutical industry: custom research and development and manufacturing of active ingredients. It operates in a worldwide market that is growing rapidly.

Jean-Pierre Tirouflet, Chairman and Chief Executive Officer of Rhodia stated:
"Our teams are very pleased with the success of this transaction, which forms part of a joint strategy focused on progress and growth. "Rhodia Chirex(TM)" immediately becomes one of the world leaders in its business, offering a leading platform of advanced technologies and covering the needs of the worldwide pharmaceutical industry. This strategic transaction adds 1% to Rhodia's annual growth and will contribute significantly to the progress of our group, especially since other activities of Rhodia will be able to benefit from ChiRex's technologies and expertise."

The tender offer expired at 12:00 midnight, New York City time, on Thursday, August 31, 2000. Rhodia has been advised by the depositary for the tender offer that, as of the expiration of the tender offer, 15,056,935 ChiRex shares, representing approximately 97.34% of the outstanding shares, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered pursuant to the procedures for guaranteed delivery) and has accepted such shares for payment. As previously announced, Rhodia plans to acquire the remaining ChiRex shares at $31.25 per share through a cash merger, expected to be completed as soon as practicable.

Rhodia (NYSE: RHA), one of the world leaders in specialty chemicals, contributes to improving the quality of life by developing value-added products, services and solutions for the beauty, clothing, foodstuffs and healthcare markets as well as for the environment, transport and manufacturing industries. Including Albright & Wilson, Rhodia employs 30,000 people worldwide and recorded pro-forma sales of 6.7 billion euros in 1999. Rhodia is listed on the Paris and New York stock exchanges.

This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors which could cause such differences in actual results include, among others (i) the risk that the Rhodia and ChiRex businesses will not be integrated successfully, (ii) changes in the competitive and regulatory framework in which Rhodia and ChiRex operate, and (iii) general competitive and market factors on a global, regional and/or national basis.
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Rhodia Contacts

Press Relations
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Thierry Lemane                      Tel:  33 (0) 1 55 38 42 45

Investor Relations
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Angelina Palus                      Tel:  33 (0) 1 55 38 42 99
Sylvie Marchal                      Tel:  33 (0) 1 55 38 41 79